News Release

BROOKFIELD ASSET MANAGEMENT SUBMITS ALL-CASH OFFER FOR 100%
OF MULTIPLEX GROUP

Multiplex Directors Support Bid of A$5.05 Per Stapled Security

Sydney, AUSTRALIA, and Toronto, CANADA, 11 June 2007– Brookfield Asset Management Inc. (NYSE and TSX:BAM – “Brookfield”) announced today it had submitted an all-cash offer to acquire 100% of the Multiplex Group’s (“Multiplex”) stapled securities – comprising the shares of Multiplex Limited and the units of Multiplex Property Trust – at A$5.05 per stapled security. Additionally, securityholders will be entitled to receive the distribution for the six months ending 30 June 2007 of up to 10 cents per stapled security.  The offer values Multiplex at approximately A$7.3 billion on an enterprise value basis.

Multiplex has entered into an implementation deed with Brookfield (available at web address provided at the end of the press release) in respect of the takeover. The Multiplex Directors support the Brookfield offer and have indicated that subject only to receiving an independent expert report that concludes that the offer is both fair and reasonable and there being no superior offer, they each will recommend securityholders accept the offer, and each of the directors will accept the offer for their own securities.

Under the terms of the offer, the minimum acceptance condition is 50.1% of the Multiplex Group securities. The transaction is subject to a number of other deal conditions set out in full in the implementation deed. The transaction carries a low degree of execution risk – notably the offer is not subject to ACCC (Australian Consumer and Competition Commission) or other anti-competitive approvals.

Mr Jeff Blidner, Managing Partner at Brookfield, said Brookfield has entered into arrangements (available at web address provided at the end of the press release) with Roberts Family Nominees Pty Ltd (RFN) with respect to its 25.6% holdings in Multiplex. Under the terms of the arrangements, RFN will receive the same price for its securities as is being offered to the other securityholders of Multiplex.  Brookfield holds approximately 4.2% of the stapled securities of Multiplex either directly or through cash settled equity swaps.

“We are delighted that Multiplex Group’s directors will recommend our offer subject to the qualifications noted above.  We believe that this offer maximises value for all Multiplex securityholders in a structure which provides the certainty of an all-cash offer at a significant premium,” Mr Blidner said.

“This proposal is the product of a considered and constructive dialogue with the Multiplex Board and the result, we believe, is a compelling offer which is in the best interests of all securityholders."

The offer price of A$5.05 cash per stapled security, including the June distribution entitlement, represents:

•
A significant premium to the 1-month (30.6%), 3-month (32.1%) and 6-month (39.2%) volume weighted average price for Multiplex securities prior to the announcement of discussions between BAM and RFN on January 25, 2007; and

•	A multiple of 20.7x the Group’s net profit for 2006 (pre Wembley writedown)[1].

Mr Blidner said retention of the management expertise within Multiplex will be a priority for Brookfield.

“Brookfield views Multiplex as an integral part of its international growth strategy and intends to use Multiplex and its local management team to grow in the regions that Multiplex operates in. We believe the expertise within Multiplex’s local management team, combined with the capital and management support of Brookfield, will provide a strong, long-term platform for growth.”

“It was always our intention to put forward a proposal which was capable of being accepted by the Multiplex directors and one which provided a clear, certain and value-based outcome for all securityholders. I am very confident we have achieved those objectives with this offer,” Mr Blidner concluded.

Web Addresses for Documents

Implementation Deed:
http://www.brookfield.com/newsroom/pressreleases/r2007/resources/Implementation_Deed.pdf

Put and Call Option Agreement 1:
http://www.brookfield.com/newsroom/pressreleases/r2007/resources/Put_and_Call_Option_Agreement1.pdf

Put and Call Option Agreement 2:
http://www.brookfield.com/newsroom/pressreleases/r2007/resources/Put_and_Call_Option_Agreement2.pdf

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1 Calculated based on reported 2006 Net Profit After Tax, pre-Wembley writedown and fair value adjustments, of A$204.1 million

For further information:

Mark Gold Third Person Communications +61 2 8298 6100 +61 411 221 292 Ross Thornton Third Person Communications +61 2 8298 6100 +61 418 233 062	Simon Ranson Citigroup +61 2 8225 4627 +61 400 823 000 Andrew Clarke Citigroup +61 2 8225 4674 +61 412 256 420	Denis Couture Brookfield +1 416 956 5189

About Brookfield Asset Management

Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield 's website at www.brookfield.com .

Brookfield has over US$26 billion of property assets under management worldwide, and has developed an expertise in real estate investments that ranges from equity investments in commercial and residential property ownership and development, as well as mezzanine financing, bridge lending, and management of mortgage-backed securities.

About The Multiplex Group

The Multiplex Group is a fully diversified property business with established operations throughout Australia, New Zealand, the United Kingdom and the Middle East. Multiplex stapled securities trade on the ASX under the symbol “MXG”. For further information regarding Multiplex, visit the website at: www.multiplex.com.au.

Note: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the Securities and Exchange Commission or in other communications. These forward-looking statements include among others, statements with respect to the outcome of the proposed takeover bid for Multiplex.

Conditional verbs such as “will” are predictions of or indicate future events, trends or prospects and do not relate to historical matters.  Although Brookfield believes that the outcome of the proposed takeover bid  for Multiplex  expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors.

Factors that could cause the actual outcome to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in Australia; availability of capital;  receipt of regulatory approvals; competitive reaction to Brookfield’s proposed takeover bid; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the forgoing factors and other uncertainties and potential events.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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